Exhibit 99.10

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 945 861 837.50

Registered in Nanterre

RCS 542 051 180

www.total.com

Philippe Sauquet appointed

President, Refining & Chemicals at Total

Paris, October 29, 2014 – Philippe Sauquet is appointed President, Refining & Chemicals and member of the Executive Committee of Total. Currently President, Gas & Power, he succeeds Patrick Pouyanné who was named Chief Executive Officer and President of the Executive Committee of Total on October 22, 2014.

Philippe Sauquet’s appointment is effective from now on.

******

Total’s Executive Committee, chaired by Patrick Pouyanné, is now composed of:

•    Patrick Pouyanné, Chief Executive Officer

•    Philippe Boisseau, President, Marketing & Services and President, New Energies

•    Arnaud Breuillac, President, Exploration & Production

•    Yves-Louis Darricarrère, President, Upstream, President, Gas & Power

•    Jean-Jacques Guilbaud, Chief Administrative Officer

•    Patrick de La Chevardière, Chief Financial Officer

•    Philippe Sauquet, President, Refining & Chemicals.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tél.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tél.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 945 861 837.50

Registered in Nanterre

RCS 542 051 180

www.total.com

© DR/TOTAL

Philippe Sauquet began his career in 1981 as a civil engineer at the French Ministry of Infrastructure.

He subsequently worked at the French Ministry of the Economy and Finance. He joined chemical company Orkem in 1988 as Vice President, Strategy before being appointed Senior Vice President, Acrylics Sales & Marketing.

He moved to Total in 1990 as Vice President, Anti-Corrosion Paints and was subsequently named Vice President, Chemicals Strategy.

In 1997, Mr. Sauquet transferred to the Gas & Power Division, where he was successively Vice President, Americas; Vice President, International; Senior Vice President, Strategy & Renewables; Senior Vice President, Trading & Marketing, Gas & Power, based in London.

He was appointed President of Gas & Power on July 1, 2012. He also sits on the Group Management Committee.

Born in 1957, Philippe Sauquet is a graduate of France’s Ecole Polytechnique and Ecole Nationale des Ponts et Chaussées engineering schools and of the University of California, Berkeley in the United States.

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About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. Its 100,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com